Mail Stop 4561

July 30, 2008

Mr. Robin Yanhong Li
Chairman and Chief Executive Officer
Biadu.com, Inc.
12/F, Ideal International Plaza
No. 58 West-North 4th Ring,
Beijing, 100080 People's Republic of China

> **RE:** **Baidu.com, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed June 5, 2008**
> **File No. 0-51469**

Dear Mr. Li:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders, page 105

1. You do not appear to have disclosed the number of record holders of your ordinary shares in the United States, as required by Item 7.A.2 of Form 20-F. Please advise.

Item 10. Additional Information

B. Memorandum and Articles of Association, page 113

2. In response to this item, you have incorporated by reference the description of your memorandum and articles appearing in a previously filed registration statement. However, you do not appear to have filed the registration statement, or the pertinent pages thereof, as an exhibit to your Form 20-F, nor have you clearly identified in the reference the page or pages on which the material incorporated by reference appears in the prior registration statement. Please tell us your authority for responding to Item 10.B in this fashion. See Rule 12b-23 under the Securities Exchange Act of 1934.

Note 10. Income Taxes, page F-25

3. We note that the earnings from certain of the Company's subsidiaries (i.e., Baidu Online, Baidu China, Baidu Times, etc) are subject to certain tax holidays. Tell us how you considered SAB Topic 11.C to disclose the per share effects of the tax holiday.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407, or Patrick Gilmore, Senior Staff Accountant, at (202) 551-3406, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or David Orlic, Legal Special Counsel at (202) 551-3403.   If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief